FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F          X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                  No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                  No       X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated February 14, 2018

Item 1

MATERIAL FACT

The board of directors of Banco Santander, S.A. at its meeting held yesterday resolved to call the shareholders to the next ordinary general shareholders’ meeting to be held in Santander, at the Palacio de Exposiciones y Congresos (Avenida del Racing, s/n), on 22 March 2018 at 9:30 a.m., on first call, or on 23 March 2018 at the same time, on second call, with the following agenda:

One.-	Annual accounts and corporate management.

One A.	Examination and, if appropriate, approval of the annual accounts (balance sheet, profit and loss statement, statement of recognised income and expense, statement of changes in total equity, cash flow statement, and notes) and the management reports of Banco Santander, S.A. and its consolidated Group, all with respect to the Financial Year ended 31 December 2017.

One B.	Examination and, if appropriate, approval of the corporate management for Financial Year 2017.

Two.-	Application of results obtained during Financial Year 2017.

Three.-	Board of directors: appointment, re-election or ratification of directors.

Three A.	Setting of the number of directors.

Three B.	Appointment of Mr Álvaro Antonio Cardoso de Souza.

Three C.	Ratification of the appointment of Mr Ramiro Mato García-Ansorena.

Three D.	Re-election of Mr Carlos Fernández González.

Three E.	Re-election of Mr Ignacio Benjumea Cabeza de Vaca.

Three F.	Re-election of Mr Guillermo de la Dehesa.

Three G.	Re-election of Ms Sol Daurella Comadrán.

Three H.	Re-election of Ms Homaira Akbari.

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Four.-	Authorisation for the Bank and its subsidiaries to acquire treasury shares pursuant to the provisions of sections 146 and 509 of the Spanish Capital Corporations Law, depriving of effect, to the extent not used, the authorisation granted by resolution Five II) of the shareholders acting at the ordinary general shareholders’ meeting of 28 March 2014.

Five.-	Amendment of the following articles of the Bylaws:

Five A.	Amendment of articles regarding the board of directors: article 40 (creation of shareholder value) and article 41 (quantitative composition of the board).

Five B.	Amendment of articles regarding the delegation of powers of the board and to the committees of the board: article 48 (the executive chairman), article 50 (committees of the board of directors), elimination of article 52 (executive risk committee), renumbering of the current articles 53 (audit committee), 54 (appointments committee), 54 bis (remuneration committee) and article 54 ter (risk supervision, regulation and compliance committee) as new articles 52, 53, 54 and 54 bis, respectively, and inclusion of a new article 54 ter (responsible banking, sustainability and culture committee).

Five C.	Amendment of articles relating to reporting tools: article 60 (annual corporate governance report).

Six.-	Delegation to the board of directors of the power to carry out the resolution to be adopted by the shareholders at the meeting to increase the share capital pursuant to the provisions of section 297.1.a) of the Spanish Capital Corporations Law, depriving of effect, to the extent not used, the delegation regarding this issue granted under resolution Four adopted at the ordinary general shareholders’ meeting on 7 April 2017.

Seven.-	Authorisation to the board of directors such that, pursuant to the provisions of section 297.1.b) of the Spanish Capital Corporations Law, it may increase the share capital on one or more occasions and at any time, within a period of three years, by means of cash contributions and by a maximum nominal amount of 4,034,038,395.50 euros, all upon such terms and conditions as it deems appropriate, depriving of effect, to the extent of the unused amount, the authorisation granted under resolution Five II) adopted at the ordinary general shareholders’ meeting of 7 April 2017. Delegation of the power to exclude pre-emptive rights, as provided by section 506 of the Spanish Capital Corporations Law.

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Eight.-	Increase in share capital by such amount as may be determined pursuant to the terms of the resolution, by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to acquire bonus share rights (derechos de asignación gratuita) at a guaranteed price. Express provision for the possibility of less than full allotment. Delegation of powers to the board of directors, which may in turn delegate such powers to the executive committee, to establish the terms and conditions of the increase as to all matters not provided for by the shareholders at this general meeting, to take such actions as may be required for implementation thereof, to amend the text of sections 1 and 2 of article 5 of the Bylaws to reflect the new amount of share capital, and to execute such public and private documents as may be necessary to carry out the increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Mercado Continuo) and on the foreign Stock Exchanges on which the shares of Banco Santander are listed (currently Lisbon, London, Milan, Warsaw, Buenos Aires, Mexico and New York through American Depositary Shares (ADSs), and São Paulo through Brazilian Depositary Receipts (BDRs)) in the manner required by each of such Stock Exchanges.

Nine.-	Director remuneration policy.

Ten.-	Director remuneration system: setting of the maximum amount of annual remuneration to be paid to all of the directors in their capacity as such.

Eleven.-	Remuneration system: approval of maximum ratio between fixed and variable components of total remuneration of executive directors and other employees belonging to categories with professional activities that have a material impact on the risk profile.

Twelve.-	Approval of the application of remuneration plans involving the delivery of shares or share options.

Twelve A.	Deferred Multiyear Objectives Variable Remuneration Plan.

Twelve B.	Deferred and Conditional Variable Remuneration Plan.

Twelve C.	Application of the Group’s buy-out policy.

Twelve D.	Plan for employees of Santander UK Group Holdings plc. and other companies of the Group in the United Kingdom by means of options on shares of the Bank linked to the contribution of periodic monetary amounts and to certain continuity requirements.

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Thirteen.-	Authorisation to the board of directors to interpret, remedy, supplement, implement and develop the resolutions approved by the shareholders at the meeting, as well as to delegate the powers received from the shareholders at the meeting, and grant of powers to convert such resolutions into notarial instruments.

Fourteen.-	Annual director remuneration report.[1]

The relevant call of meeting will be published in the coming days.

Boadilla del Monte (Madrid), 14 February 2018

[1]	Consultative vote

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: February 14, 2018	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer